# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3is Inc., CIK 0001951067
CUSIP: Y18284169
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 331 KIFISSIAS AVENUE, ERITHREA, ATHENS, Greece (J3), 14561
Date of event which requires filing of this statement: 12/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001909404

## Reporting persons
- Evergreen Capital Management LLC/NV: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 443,213; shared voting power 0; sole dispositive power 443,213; shared dispositive power 0; aggregate amount beneficially owned 443,213 (10% of the class)

## Item 1. Issuer
Name of issuer: C3is Inc.
Address of issuer's principal executive offices: 331 KIFISSIAS AVENUE, ERITHREA, ATHENS, GREECE, 14561

## Item 2. Person Filing
Name of person filing: Evergreen Capital Management LLC
Address of principal business office or, if none, residence:
156 W Saddle River Road
Saddle River, New Jersey, 07458
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 443,213
Percent of class: 9.99%
Sole power to vote or to direct the vote: 443,213
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 443,213
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Evergreen Capital Management LLC/NV: Jeffrey Pazdro, Manager (01/08/2026)